PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
(Unaudited; dollars in millions)

	March 31,	December 31,
	2002	2001

Short-term debt	$54.5	59.3

Current portion of long-term debt	261.3	269.7

Long-term debt	2,515.2	2,522.0

Total debt	2,831.0	2,851.0

Minority interests in consolidated subsidiaries	59.6	59.4

Common shareholders’ equity	2,678.9	2,707.2

Total capitalization	$5,569.5	5,617.6

Ratio of total debt to total capitalization	50.8%	50.8%